Exhibit 99.1

Cenovus gains approval for Telephone Lake oil sands project

Initial phases approved for production capacity of 90,000 bbls/d

CALGARY, Alberta (November 14, 2014) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has received approval from the Alberta Energy Regulator (AER) and the province of Alberta for its 100%-owned Telephone Lake thermal oil sands project. The proposed project is located approximately 90 kilometres northeast of Fort McMurray, within the company’s Borealis Region of northern Alberta.

The approval is for a steam-assisted gravity drainage (SAGD) project with initial production capacity of 90,000 barrels per day (bbls/d), which is anticipated to be developed in two 45,000 bbls/d phases. Telephone Lake is expected to eventually have total production capacity in excess of 300,000 bbls/d, with a project life of more than 40 years. Cenovus filed its Telephone Lake regulatory application and Environmental Impact Assessment in the fourth quarter of 2011.

“We’re pleased to have received regulatory approval for Telephone Lake as it has the potential to be another cornerstone asset within our portfolio,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “We’re excited about the opportunity that this high quality asset provides for us to create future value.”

Cenovus has been working to expand its understanding of the Telephone Lake property. The company has drilled more than 300 stratigraphic test wells at the property over the past 10 years. The results of this drilling program have confirmed that the Telephone Lake reservoir has high permeability and a thickness similar to that of Cenovus’s existing Christina Lake thermal oil sands project. Cenovus also conducted a dewatering pilot project that was successfully concluded during the fourth quarter of 2013, demonstrating the company’s ability to remove an underground layer of non-potable water sitting on top of the oil sands deposit at Telephone Lake.

While dewatering is not essential to the development of Telephone Lake, the company believes it will enhance project economics and reduce the impact on the environment. Approximately 70% of the top water was removed during the dewatering pilot and replaced with compressed air, which Cenovus expects will improve the steam to oil ratio (SOR) of the project.

As of December 31, 2013, the independent qualified reserves evaluator (IQRE) estimated Cenovus’s best estimate bitumen economic contingent resources for Telephone Lake at 2.6 billion barrels. Cenovus expects to reclassify a significant portion of these contingent resources to proved plus probable reserves once a development plan is approved by the company. The company expects to make a decision on the timing of development in 2015.

Cenovus has two operating oil sands projects — Foster Creek, with approximately 150,000 bbls/d of current gross production capacity, and Christina Lake with 138,000 bbls/d of current gross production capacity. Expansions are continuing at both of these projects.

Construction of phase A at the company’s Narrows Lake project is progressing. Cenovus has 50% ownership of these three projects with its partner ConocoPhillips. In addition, Cenovus is moving ahead with phase A of its 100%-owned Grand Rapids oil sands project.

ADVISORY

OIL AND GAS INFORMATION

The estimates of reserves and resources data were prepared effective December 31, 2013 by an independent qualified reserves evaluator in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. Estimates are presented using McDaniel & Associates Consultants Ltd. (“McDaniel”) January 1, 2014 price forecast.

The remaining contingencies applicable to the reclassification of contingent resources to proved plus probable reserves include development plan approval by the company and project sanctioning. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Additional information with respect to the significant factors relevant to the resources estimates, pricing and additional reserves and other oil and gas information, including the material risks and uncertainties associated with reserves and resources estimates, is contained in our Annual Information Form and Form 40-F for the year ended December 31, 2013, available on SEDAR at sedar.com, EDGAR at sec.gov and on our website at cenovus.com.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast” or “F”, “projected”, “proposed”, “schedule”, “potential”, or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, forecast operating results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected increase in production capacity through optimization activity and debottlenecking, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, future use and development of technology, including to reduce our environmental impact and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationships with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent Annual Information Form/Form 40-F, “Risk Management” in our current and annual MD&A and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and our website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $27 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations	Media
Susan Grey	Brett Harris
Director, Investor Relations	Media Lead
403-766-4751	403-766-3420

Graham Ingram	Reg Curren
Senior Analyst, Investor Relations	Senior Media Advisor
403-766-2849	403-766-2004

Anna Kozicky	General media line
Senior Analyst, Investor Relations	403-766-7751
403-766-4277